UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

BioNeutral Group, Inc.

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

090621103

(CUSIP Number)

August 27, 2009

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

[      ]           Rule 13d-1(b)
[  x  ]           Rule 13d-1(c)
[      ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090621103	13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
Michael D. Francis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

*see explanatory note
6 SHARED VOTING POWER

*see explanatory note
7 SOLE DISPOSITIVE POWER

*see explanatory note
8 SHARED DISPOSITIVE POWER

*see explanatory note

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*see explanatory note
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

*see explanatory note
12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 090621103	13G	Page 3 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Marjorie R. Francis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

*see explanatory note
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

*see explanatory note

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*see explanatory note
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

*see explanatory note
12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 090621103	13G	Page 4 of 6

EXPLANATORY NOTE

On September 8, 2009, the reporting persons mistakenly filed a Schedule 13G (the “Schedule 13G”) reporting beneficial ownership of securities of BioNeutral Group, Inc. (the “Issuer”). Because the Issuer does not have a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), the reporting persons do not have a reporting obligation under Section 13(d) of the Exchange Act. Accordingly, this Amendment No. 1 is being filed to withdraw the information provided in the Schedule 13G and shall constitute an exit filing for the reporting persons. No further reports under Rule 13d-1 promulgated under the Exchange Act will be filed by the reporting persons from and after this filing.

CUSIP No. 090621103	13G	Page 5 of 6

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2011

/s/ Michael D. Francis
Michael D. Francis

/s/ Marjorie R. Francis
Marjorie R. Francis

CUSIP No. 090621103	13G	Page 6 of 6

EXHIBIT A

SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: October 17, 2011

/s/ Michael D. Francis

Michael D. Francis

/s/ Marjorie R. Francis

Marjorie R. Francis